Exhibit 99.1

FRONTEO, Inc. Reports Unaudited Second Quarter Fiscal Year 2017 Financial Results

TOKYO, Nov. 14, 2016 (GLOBE NEWSWIRE) — FRONTEO, Inc. (NASDAQ:FTEO) (TSE:2158) (“FRONTEO” or the “Company”), a leading provider of international litigation support and big-data analysis services, announced today its unaudited financial results for the second quarter fiscal year 2017 ended September 30, 2016 (the “second quarter 2017”). All figures are prepared in accordance with the generally accepted accounting principles of Japan (“Japanese GAAP”).

“We are pleased with the progress of our expanding customer base for AI systems and solutions during the past quarter,” stated FRONTEO’s Chairman and Chief Executive Officer Masahiro Morimoto. “We are glad to see continuous traction around emerging AI applications in the healthcare and digital marketing fields, which has been proven by the 156% year-over-year sales growth in this business segment for the first half of the year.”

“One of the major highlights during the quarter was that FRONTEO reached an agreement with Japanese Foundation for Cancer Research to initiate development work for a personalized cancer treatment system. The system is also expected to support other critical illness treatments in the future, in the hope of maintaining and enhancing the quality of healthcare services in Japan. Additionally, we are excited about the future of our AI robot, Kibiro, for which we are taking pre-orders from individual consumers in Japan. We believe that Kibiro will drive broader consumer interests for AI-based information services and benefit FRONTEO over the long run. Furthermore, we just announced the follow-on AI Expert Training Program with Japan Third Party Co., Ltd. that is designed for non-IT professionals to learn AI-related technologies. FRONTEO is leading the industry in accelerating the utilization of AI among Japanese enterprises and organizations.”

“We are encouraged by the rapid adoption among clients for our business intelligence systems equipped with our proprietary AI engine, KIBIT. We will continue to invest in order to strengthen and expand our AI capabilities within and beyond the business fields including legal, healthcare, and digital marketing. We strive to remain a cutting-edge AI provider for our customers, in a way that benefits all of society in the future.”

Second Quarter 2017 Financial Results

SALES: Net sales for the second quarter 2017 came in at JPY2,445 million (US$24.2 million), compared to JPY2,695 million in the prior year period.

GROSS PROFIT: For the second quarter 2017, gross profit was JPY905 million (US$8.9 million), compared to JPY1,303 million in the prior year period. Gross margin was 37.0% in the second quarter 2017 compared with 48.3% in the prior year period.

OPERATING EXPENSES AND INCOME (LOSS): Total operating expenses for the second quarter 2017 were JPY1,402 million (US$13.9 million), compared to JPY1,260 million in the prior year period. Operating loss for the second quarter 2017 was JPY497 million (US$4.9 million), as compared to an operating profit of JPY42 million in the prior year period.

NET INCOME (LOSS): Net loss for the second quarter 2017 was JPY344 million (US$3.4 million) as compared to a net loss of JPY125 million in the prior year period.

EARNINGS (LOSS) PER SHARE: Net loss per ordinary share (basic) for the second quarter 2017 was JPY14.46 (US$0.14), compared to a net loss per ordinary share (basic) of JPY4.04 in the prior year period.

As of September 30, 2016, the Company had a total of 35,904,360 ordinary shares outstanding, or the equivalent of 17,952,180 ADSs. Each ADS represented two shares of the Company’s common stock.

BALANCE SHEET: As of September 30, 2016, the Company’s cash and deposits were JPY 2,144 million (US$21.2 million).

Financial Outlook

Based on information available as of November 14, 2016, for the fiscal year ending March 31, 2017, the Company expects its sales to be approximately JPY13,100 million (US$119.1 million), representing year-over-year growth of approximately 24.1%; and operating income to be approximately JPY95 million (US$0.9 million), representing a year-over-year growth of approximately 33.2%. Ordinary income to be approximately JPY70 million yen, representing a year-over-year increase of approximately 175.2%; and net income attributable to owners of the parent to be approximately JPY0 million yen. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

(Note) Assumed JPY’s exchange rate against USD is JPY110.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Exchange Rate

This announcement contains translations of certain JPY amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from JPY to US$ were made at the rate of JPY101.21 to US$1.00, the noon buying rate in effect on September 30, 2016 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the JPY or US$ amounts referred could be converted into US$ or JPY, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About FRONTEO, Inc.

FRONTEO, Inc. (“FRONTEO”) (Nasdaq:FTEO) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its technology, “KIBIT”. FRONTEO’s KIBIT technology is driven by FRONTEO AI based on knowledge acquired through its litigation support services. KIBIT incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. FRONTEO continues to expand its business operations by applying KIBIT to new fields such as healthcare and marketing. FRONTEO was founded in 2003 as a provider of e-discovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. FRONTEO provides e-discovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages. The company name was changed from UBIC, Inc. to FRONTEO, Inc. as of July 1, 2016.

For more information about FRONTEO, contact usinfo@fronteo.com or visit http://www.fronteo.com/global/

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that FRONTEO expects to manage this year and the potential uses for FRONTEO’s new service in intellectual property-related litigation, contain forward-looking statements. FRONTEO may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, FRONTEO’s services; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services.  Further information regarding these and other risks is included in FRONTEO’s reports filed with, or furnished to the Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and FRONTEO undertakes no duty to update such information, except as required under applicable law.

CONTACT:

FRONTEO Global PR

FRONTEO USA, Inc.

Tel: (212) 924-8242

global_pr@fronteo.com

Source: FRONTEO, Inc.